EXHIBIT 4.05

Description of Securities Registered under Section 12 of the Exchange Act

The following is a summary of the material terms of our capital stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to our certificate of incorporation, as amended, and bylaws and to the applicable provisions of the Delaware General Corporation Law. Copies of our certificate of incorporation, as amended, and bylaws have been filed with the SEC.

General

Our authorized capital stock consists of 255,000,000 shares. The authorized capital stock is divided into 5,000,000 shares of preferred stock, par value $0.001 per share, and 250,000,000 shares of common stock, par value $0.001 per share. As of December 31, 2019, we had issued and outstanding 12,917,295 shares of common stock, held by approximately 116 stockholders of record. Each share of common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. As of December 31, 2019, no shares of preferred stock were issued or outstanding.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Thus, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available for dividends, subject to any preferential dividend rights of outstanding preferred stock. If we liquidate, dissolve or wind up, the holders of common stock are entitled to receive ratably all of our assets available after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights or any rights to share in any sinking fund. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any of our outstanding preferred stock.

Preferred Stock

Our certificate of incorporation authorizes the issuance of preferred stock from time to time in one or more series with rights and privileges that might be senior to our common stock, without the consent of holders of the common stock. Our certificate also authorizes the board of directors to fix the powers, rights, designations, preferences, qualifications, limitations and restrictions, and dividend, voting and conversion rights pertaining to each series of preferred stock that we issue. The issuance of preferred stock with voting and other rights may adversely affect the voting power of the holders of our common stock and could have the effect of delaying, deferring or preventing a change in control. Except as described below, we have no present plans to issue any shares of preferred stock.

On January 27, 2006, we filed a certificate of designation of Series A Junior Participating Preferred Stock with the Secretary of State of the State of Delaware and the number of shares so designated is 1,000,000, par value $0.001. As of December 31, 2019, there were no shares of Series A Junior Participating Preferred Stock outstanding.

Rights Agreement

On April 8, 2016, our board of directors adopted a rights plan and declared a dividend of one preferred share purchase right for each outstanding share of common stock. The dividend was payable to our stockholders as of the record date of April 18, 2016. The terms of the rights and the rights plan are set forth in a Rights Agreement between us and Computershare Trust Company, N.A., as rights agent, dated as of April 8, 2016, as amended on April 8, 2019.

The Company’s Board of Directors (the “Board”) adopted the Rights Agreement to protect the Company’s ability to carry forward its net operating losses (the “NOLs”), which the Company believes are a substantial asset of the Company. The Company has experienced substantial operating losses in previous years, and under the Internal Revenue Code of 1968, as amended (the “Code”), and rules promulgated by the Internal Revenue Service, the Company may “carry forward” its NOLs in certain circumstances to offset current and future earnings, and thus reduce its federal income tax liability (subject to certain requirements and restrictions). If the Company experiences an “Ownership Change,” as defined in Section 382 of the Code, its ability to use its NOLs could be substantially limited or lost altogether.

The Rights Agreement imposes a significant penalty upon any person or group that acquires 4.9% or more (but less than 50%) of the Company’s then-outstanding Common Stock without the prior approval of the Board, excluding any person or group who would otherwise qualify as an Acquiring Person (as defined below) on the date of the Rights Agreement. Moreover, the Board may exempt any person or group that owns 4.9 percent or more. Subject to the limitations set forth in the Rights Agreement, Carlson Capital, L.P. and its Affiliates and Associates are Exempt Persons (each as defined in the Rights Agreement). A person or group that acquires a percentage of the Company’s Common Stock in excess of the applicable threshold but less than 50 percent of the Company’s then-outstanding Common Stock is called an “Acquiring Person.” Any rights held by an Acquiring Person are void and may not be exercised.

The Company’s Board authorized the issuance of one Right per each share of the Company’s Common Stock outstanding on the Record Date. If the Rights become exercisable, each Right would allow its holder to purchase from the Company one one-hundredth of a share of the Company’s Series A Junior Participating Preferred Stock, par value $0.001 (the “Preferred Stock”), for a purchase price of $50.00. Each fractional share of Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as one share of the Company’s Common Stock. Prior to exercise, however, a Right will not give its holder any dividend, voting or liquidation rights.

The Rights will not be exercisable until 10 days after a public announcement by the Company that a person or group has become an Acquiring Person.

Until the date that the Rights become exercisable (the “Distribution Date”), the Company’s Common Stock certificates will evidence the Rights and will contain a notation to that effect. Any transfer of shares of Common Stock prior to the Distribution Date will constitute a transfer of the associated Rights. After the Distribution Date, the Rights will be separated from the Common Stock and be evidenced by a rights certificate, which the Company will mail to all holders of the rights that are not void.

If a person or group already is or becomes an Acquiring Person after the Distribution Date, all holders of Rights, except the Acquiring Person, may exercise their rights to purchase shares of the Company’s Common Stock with a market value of two times the purchase price (or other securities or assets as determined by the Company’s Board of Directors) upon payment of the purchase price (a “Flip-In Event”).

After the Distribution Date, if a Flip-In Event has already occurred and the Company is acquired in a merger or similar transaction, all holders of the Rights except the Acquiring Person may exercise their Rights upon payment of the purchase price to purchase shares of the acquiring corporation with a market value of two times the purchase price of the Rights (a “Flip-Over Event”).

Rights may be exercised to purchase shares of the Company’s Preferred Stock only after the occurrence of the Distribution Date and prior to the occurrence of a Flip-In Event as described above. A Distribution Date resulting from any occurrence described above would necessarily follow the occurrence of a Flip-In Event, in which case the Rights could be exercised to purchase shares of Common Stock or other securities as described above.

The Rights will expire on April 8, 2022 unless earlier redeemed or exchanged.

The Company’s Board may redeem all (but not less than all) of the Rights for a redemption price of $0.0001 per Right at any time prior to the later of the Distribution Date and the date of the first public announcement or disclosure by the Company that a person or group has become an Acquiring Person. Once the Rights are redeemed, the right to exercise the Rights will terminate, and the only right of the holders of the Rights will be to receive the redemption price. The redemption price will be adjusted if the Company declares a stock split or issues a stock dividend on its Common Stock.

After the later of the Distribution Date and the date of the first public announcement by the Company that a person or group has become an Acquiring Person, but before an Acquiring Person owns 50 percent or more of the Company’s outstanding Common Stock, the Company’s Board may exchange each Right (other than the Rights that have become void) for one share of Common Stock or an equivalent security.

The Company’s Board may adjust the purchase price of the Preferred Stock, the number of shares of the preferred shares issuable and the number of outstanding Rights to prevent dilution that may occur as a result of certain events, including a stock dividend, a stock split or a reclassification of the Preferred Stock or Common Stock. No adjustments to the purchase price of less than 1 percent will be made.

Before the time the Rights cease to be redeemable, the Company’s Board may amend or supplement the Rights Agreement without the consent of the holders of the Rights, except that no amendment may decrease the redemption price below $0.0001 per right. At any time thereafter, the Company’s Board may amend or supplement the Rights Agreement only to cure an ambiguity, to alter time period provisions, to correct inconsistent provisions or to make any additional changes to the Rights Agreement, but only to the extent that those changes do not impair or adversely affect any Rights holder and do not result in the Rights becoming redeemable.

Stockholders’ Agreement

We entered into a Stockholders’ Agreement, dated as of August 18, 2014, with funds affiliated with Carlson Capital that own our common stock, pursuant to which, among other things, the Company granted funds affiliated with Carlson Capital that own our common stock approval rights with respect to certain transactions including the incurrence of indebtedness over specified amounts, the sale of assets over specified amounts, declaration of dividends, loans, capital contributions to or investments in any third party over specified amounts, changes in the size of the board of directors or changes in the our CEO. In addition, the funds affiliated with Carlson Capital that own our common stock agreed that until the earlier of the fifth anniversary of the Initial Share Issuance or the date such funds and their affiliates own less than 40 percent of the outstanding shares of our common stock, such funds and their affiliates will not increase their voting percentage of common stock to greater than 76 percent or cause us to engage in any buybacks in excess of 3 percent of the then outstanding shares of common stock without offering to acquire all of the then-outstanding common stock at the same price and on the same terms and conditions. The funds affiliated with Carlson Capital that own our common stock further agreed that, until the earlier of the fifth anniversary of the Initial Share Issuance, or the date such funds and their affiliates own less than 40 percent of the outstanding shares of common stock, such funds will not sell shares of common stock to any purchaser that would result in such purchaser having a voting percentage of common stock in excess of 40 percent (and with neither Carlson Capital and its affiliates nor any other holder of common stock and its affiliates holding a voting percentage in excess of 40 percent) unless the purchaser contemporaneously makes a binding offer to acquire all of our then-outstanding common stock, at the same price and on the same terms and conditions as the purchase of shares from the funds affiliated with Carlson Capital. The funds affiliated with Carlson Capital also agreed that, until the earlier of the eighth anniversary of the Initial Share Issuance or the date they and their affiliates own less than 40 percent of the outstanding shares of common stock, such funds will not engage in a transaction as described in Rule 13e-3 under the Securities Exchange Act of 1934, as amended, without offering to acquire all of the then-outstanding common stock at the same price and on the same terms and conditions. Additionally, until the earlier of the eighth anniversary of the Initial Share Issuance or the date the funds affiliated with Carlson Capital and their affiliates own less than 40 percent of the outstanding shares of common stock, such funds agrees to maintain at least two directors who are not affiliates of Carlson Capital or us, and agrees that any related party transaction or deregistration of the common stock from SEC reporting requirements requires the approval of such non-affiliated directors. The stockholders’ agreement also contains a right for an affiliate of Carlson Capital to serve as the exclusive standby purchaser for future rights offerings, and a pre-emptive right for the funds associated with Carlson Capital to purchase their pro rata share of any additional offerings other than such rights offerings.

The stockholders’ agreement also provides that, until the second anniversary of the Initial Share Issuance, we will not seek, negotiate or consummate any sale of common stock (with certain customary exceptions), except through one or more rights offerings substantially on the same structural terms as the rights offering. In addition, the funds affiliated with Carlson Capital that own our common stock agreed that until the earlier of the fifth anniversary of the Initial Share Issuance or the date they own less than 40 percent of the outstanding shares of common stock, such funds would provide support to us in various ways, including with respect to sourcing financing and other business opportunities.

Anti-takeover Provisions

Section 203 of the Delaware General Corporation Law provides that, subject to certain exceptions specified therein, an “interested stockholder” of a Delaware corporation may not engage in any business combination with the corporation for a three-year period following the time that such stockholder becomes an “interested stockholder” unless (1) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an “interested stockholder,” (2) upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (3) at or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders. Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. Our certificate of incorporation does not exclude us from the restrictions imposed under Section 203. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our board of directors, pursuant to resolutions taken at a meeting on August 9, 2014, approved the transactions contemplated by the Purchase Agreement, including the Initial Share Issuance, the offerings, and the other transactions described in this prospectus, so that Section 203 of the Delaware General Corporation Law would not be applicable to the foregoing transactions.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A., and its telephone number is 1-800-962-4284.

Nasdaq Capital Market

Our common stock is listed on the Nasdaq Capital Market under the symbol “SWKH.”